GUIDELINES TO CONDUCT IFS' 2024 ANNUAL SHAREHOLDERS' MEETING

The Board of Directors of Intercorp Financial Services Inc. ("IFS") has approved the Guidelines to Conduct IFS' Annual Shareholders' Meeting, to enable the exercise of IFS' shareholders rights at the 2024 Annual Shareholders' Meeting ("2024 ASM").

It is reported that this document is not a formal call nor a final agenda for the 2024 ASM. Therefore, it is intended solely for informative purposes, as well as to promote shareholder attendance.

1. **Call for the 2024 Annual Shareholders' Meeting**

    The call for the 2024 ASM is part of the IFS' Board of Directors role, as set forth under IFS' Bylaws. For such purpose, a board meeting has been convened for March 18, 2024.

    According to IFS' Bylaws, the Shareholders' Meeting must be called no less than five (5) calendar days and no more than sixty (60) calendar days prior to the scheduled date for the meeting.

    Likewise, under the regulations of the *Superintendencia del Mercado de Valores del Perú* (Peru's Securities and Exchange Commission, hereinafter "SMV") and the Peruvian Civil Code, companies with securities registered with the Stock Market Public Registry of the SMV, must approve their individual or separate annual audited financial information, as well as their annual reports, both corresponding to fiscal year 2023, before April 01, 2024.

    Therefore, the 2024 ASM must be called and held not later than April 01, 2024.

    The call for the 2024 ASM will be published in Peru in the Official Gazette *El Peruano* and in the newspaper *El Comercio*, and in Panama in the newspaper *La Estrella*. In addition, on the same day of the call for the 2024 ASM, we will publish a Significant Event notice (*Hecho de Importancia*) with the SMV and a Form 6-K with the Securities and Exchange Commission ("SEC") of the United States of America.

2. **2024 ASM mode**

    The 2024 ASM will be held, either on the date of the first or second call, in virtual mode, through videoconference.

3. **Publication of documents related to the 2024 ASM**

    Once the Board of Directors of IFS has formally called the 2024 ASM, IFS will make available to all its shareholders the documents mentioned on the agenda for such meeting. The documents will be available on IFS' website.

4. **Shareholders entitled to attend and vote at the 2024 ASM**

    IFS shareholders entitled to attend, discuss and vote at the 2024 ASM will be those who:

    (i)   Are registered as such with CAVALI S.A. I.C.L.V. ("CAVALI") or in The Depository Trust Company ("DTC"), as the case may be, as of March 20, 2024 ("Record Date"); and,

    (ii) Can evidence their shareholder status as of the Record Date, in any of the following manners:

    -     As to shareholders holding shares registered with CAVALI, IFS shall request CAVALI to issue a report with all shareholders registered with CAVALI as of the Record Date.

    -     As to shareholders holding shares registered with DTC, shareholders shall send to IFS, within forty-eight (48) hours prior to the scheduled date and time for the 2024 ASM, a brokerage statement or any other similar document evidencing their ownership of IFS shares as of the Record Date. Once this period has elapsed,

shareholders who have not provided the required evidence shall not be entitled to vote at the 2024 ASM.

5. **Shareholders direct attendance to the 2023 ASM**

    The shareholders that wish to attend the 2024 ASM shall send an e-mail to ir@intercorp.com.pe, at least forty-eight (48) hours prior to the scheduled date and time for the 2024 ASM, providing the following information:

    i.   Full name or company name;
    ii.   ID card or tax identification;
    iii.   Number of shares owned;
    iv.   Contact e-mail;
    v.   Phone number;
    vi.   Copy of the ID card or tax identification; and
    vii.   Evidence of share ownership, as follows:

        (a)   Shareholders holding shares registered with DTC, must send a brokerage statement or any other similar document evidencing their ownership of IFS shares as of the Record Date; or

        (b)   Shareholders holding shares registered with CAVALI will be verified by IFS through the report issued by CAVALI as of the Record Date.

    The day preceding the 2024 ASM, IFS will send to the e-mail provided by the shareholder, the instructions for participating remotely in the 2024 ASM, and all the information required to access the meeting.

    Shareholders who wish to participate in 2024 ASM by means of a proxy, must follow the procedure established in section 6 of this Guidelines.

6. **Attendance by Proxy to the 2024 ASM**

    Shareholders who are not able to attend directly the 2024 ASM, may attend by proxy. The proxyholder need not be a shareholder.

    For this purpose, the Board of Directors has drafted a sample proxy letter to be filled out by the shareholders, which clearly sets forth how each agenda item is to be voted by the proxyholder. A sample proxy letter is attached to this document, for reference only. The final wording of the proxy letter will be available on IFS' website on March 18, 2024, once the Board of Directors has approved the final agenda for the 2024 ASM ("Final Proxy").

    On the Final Proxy, all agenda items must be voted indicating whether each vote has been cast for or against the agenda item, or if it is an abstain vote. Likewise, all blank spaces to be completed with the names of the proxyholder and his/her identity document number must be filled out for the proxy letter to be valid. In case the voting of any agenda item has not been indicated or if any spaces have been left blank (including those for the proxyholder's identity information), the proxy letter will not be accepted for the purposes of attendance or voting at the 2024 ASM.

    Shareholders who wish to participate in 2024 ASM by means of a proxy must send their Final Proxy to ir@intercorp.com.pe.

    The Final Proxy must be sent to IFS from March 18, 2024 until forty-eight (48) hours prior to the scheduled date and time for the 2024 ASM. Once this period has elapsed, shareholders may no longer appoint a proxyholder for the 2024 ASM.

    In addition, in case the shareholder is a legal entity, the shareholder must submit to IFS, at least forty-eight (48) hours before the scheduled date and time for the 2024 ASM, an incumbency certificate or any other similar document evidencing the legal capacity of the signatory of the Final Proxy to grant the Final Proxy.

7.   **Language**

The 2024 ASM, either on the first or the second call, will be conducted in Spanish.

8.   **Other matters**

If you have any questions or concerns about these procedures, you may contact Ernesto Ferrero, Investor Relations Officer, at ir@intercorp.com.pe.

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Exhibit
SAMPLE PROXY LETTER


This document is for reference purposes only, and therefore it does not include the final agenda items to be voted on at the 2024 Annual Shareholders' Meeting. The final agenda, and therefore the final wording of the proxy letter, will be published on March 18, 2023, once the Board of Directors of IFS has formally called such meeting. Please make sure that you are using the final approved form of proxy letter with the final agenda, so that your proxy letter may be validly used.


[City], [Date], 2024

To
Intercorp Financial Services Inc.

Dear Sir/Madam,

[I]/[We] hereby authorize [full name of the representative][1], identified with [identity document] No. [identity document number], so that the latter, acting individually, may represent [name of shareholder] at the 2024 Annual Ordinary Shareholders' Meeting of Intercorp Financial Services Inc. ("IFS") to be held on first call on [*date to be confirmed*] and on second call on [*date to be confirmed*] both in virtual mode, through videoconference.

Mr./Mrs. *[full name of proxyholder]* is authorized to exercise on *[my][our]* behalf the voting rights in respect of *[number of shares held]* IFS shares at the aforementioned meeting, as set forth below:

N°	AGENDA	VOTE		
		FOR	AGAINST	ABSTAIN
1	*2023 Results Presentation.* *Proposal:* *To approve the 2023 Results Presentation.*			
2	*Approval of the Annual Report for the fiscal year 2023.* *Proposal:* *To approve the Annual Report for the fiscal year 2023.*			
3	*Approval of the audited individual and consolidated financial information (including financial statements) for the fiscal year 2023.* *Proposal:* *To approve the audited individual and consolidated financial information (including financial statements) for the fiscal year 2023.*			
4	*Approval of Net Profit allocation and dividend distribution for the fiscal year 2023.* *Proposal:* *To approve the net profit allocation for the fiscal year 2023 and the distribution of profits as per the policy approved at the Annual Shareholders' meeting held on March 31, 2023.*			
5	*Approval of Dividend Policy for the fiscal year 2024.*			

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[1] Shareholders may designate as representative a director or executive officer in functions of IFS.

	Proposal: *To approve a new dividend policy for IFS for the year 2024, establishing that at least [●]% of IFS' net profit from the period shall be distributed among the shareholders, to be paid in one or more payments, provided that this dividend distribution policy does not violate any legal or financial requirements that IFS and/or its subsidiaries are required to meet, and provided economic-financial conditions allow for such distribution be made.*			
6	*Approval of power of attorney to formalize the decisions approved at the 2024 Annual Shareholders' Meeting.* *Proposal:* *To approve that [●], identified with [●] and [●], identified with [●], either of them, individually and with their sole signature, on behalf of IFS, may execute any public or private document, minutes or public deeds, of a clarifying, modifying, corrective or supplementary nature, that may be necessary to register the resolutions adopted in the meeting before the Public Registries both in Panama and Peru.*			

[Please place an 'X' in the box that represents your choice]

Sincerely,

[Name of Shareholder]

[Print Name]
[Position]

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